Lingerie Fighting Championships, Inc.

6955 North Durango Drive, Suite 1115-129

Las Vegas, NV 89149

February 23, 2017

Larry Spirgel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lingerie Fighting Championships, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 1, 2017
File No. 000-55498

Dear Mr. Spirgel:

By letter dated February 9, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Lingerie Fighting Championships, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C filed on February 1, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.	Please explain how you complied with Rule 14-c2(b) of the Securities Exchange Act of 1934, which requires that the information statement be sent at least 20 calendar days prior to the earliest date on which the corporate action may be taken. We note your disclosure that your first increase in the number of authorized shares of common stock became effective on November 22, 2016, and that your second share increase became effective on January 23, 2107. Alternatively, disclose that your failed to comply with the rule.

RESPONSE: We respectively submit to the staff that we inadvertently did not timely comply with the requirements of Regulation 14C under the Exchange Act. This would have required us to circulate an information statement describing the corporate action taken by the written consent of a majority of our shareholders at least 20 days prior to the effective date of the corporate action. We did however have majority shareholder consent as required for amending the articles of incorporation.

We have updated our disclosure to state that our failure to initially comply with Regulation 14C in a timely manner was inadvertent, and while not probable, could cause the SEC to bring an enforcement action or commence litigation against us for failure to comply with Regulation 14C. Such enforcement could subject us to penalties, including the payment of fines or damages, and that such claims or actions could cause us to expend financial resources to defend ourselves, and could divert the attention of our management from our core business.

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              In addition, on February 14, 2017, we filed a Form 8-K announcing that on November 22, 2016, we filed a Certificate of Amendment to the Articles of Incorporation with the Secretary of State of the State of Nevada which increased our authorized capitalization to 1,000,000,000 and that on January 23, 2017, we filed a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of the State of Nevada which increased our authorized capital to 1,200,000,000. In addition, the following language in our disclosure

“The Company did not timely comply with the requirements of Regulation 14C under the Exchange Act for the above referenced increases in the Company’s authorized common shares. This would have required us to circulate an information statement describing the corporate actions taken above by the written consent of a majority of our shareholders at least 20 days prior to the effective date of the corporate action. We did however have super majority shareholder consent as required for amending the articles of incorporation The failure to initially comply with Regulation 14C in a timely manner was inadvertent, and while not probable, could cause the SEC to bring an enforcement action or commence litigation against us for failure to comply with Regulation 14C. Such enforcement could subject us to penalties including the payment of fines or damages. Any such claims or actions could cause us to expend financial resources to defend ourselves, and could divert the attention of our management from our core business.”

2.	Please disclose the considerations that your board will take into account when determining the ratio of the reverse stock split.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure to include the considerations that our board will take into account when determining the ratio of the reverse stock split.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Shaun Donnelly

Shaun Donnelly

Chief Executive Officer

Lingerie Fighting Championships, Inc.

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